Exhibit 99.1

RESAAS SERVICES INC.

RESAAS announces appointment of a new director and management changes

VANCOUVER, B.C. (March 21, 2018) - RESAAS Services Inc. (CSE: RSS, OTCQX: RSASF), a cloud-based social business platform for the real estate services industry, is pleased to announce the appointment of Ken Cawkell to the company’s Board of Directors, effective immediately.

Mr. Cawkell has been extensively involved in technology companies associated with automating various aspects of banking and financial services. He was involved with TIO Networks Corp. for over 10 years and was intimately involved with TIO’s development & strategic commercialization of its bill pay system. He acted as TIO’s general counsel from 2002; as Secretary since May 2003; and as a director since August 2006 until TIO was purchased by PayPal in July 2017.

Mr. Cawkell is a member of the British Columbia Bar Association, and, in 1987, he co-founded the law firm Cawkell Brodie LLP, where he remains as Managing Partner. For over 25 years, he has been involved in technology industries within public, private and venture capital markets; successfully fulfilling the roles as a professional advisor and as a principal / investor. In his professional capacity, he has focused on intellectual property, technology transfer, financial and transaction structuring, and securities law. He is also a past member of the National Research Council of Canada IMB/INH Advisory Board and the British Columbia Securities Commission’s Securities Law Advisory Committee.

“On behalf of the entire Board and management, we welcome Mr. Cawkell to the Board of RESAAS”, said Rob Bakshi, Executive Chairman of RESAAS. “His long history of serving on Boards of growing companies will add tremendous value to our objectives.”

Appointment of Blakes

In additional corporate updates, RESAAS has also appointed Blake, Cassels & Graydon LLP (Blakes) as its new legal counsel. Blakes is consistently ranked as a top 5 law firm in Canada, and in addition to having over 500 lawyers across Canada, also have offices in New York, London, Bahrain and Beijing. Blakes was named Canada Law Firm of the Year for the ninth consecutive year in the Who’s Who Legal Awards 2017.

“As RESAAS continues to grow and enter more complex transactions, it has become imperative to align ourselves with a leading law firm”, said Tom Rossiter, CEO of RESAAS. “Our client roster is building, the real estate data we’re collecting is exponentially increasing, and we have a number of new capital markets objectives for 2018. Having an authoritative law firm as our counsel positions us well to capitalize on the business opportunities ahead of us.”

Other Management Changes

With RESAAS’ continued commitment to build the brand through the investment industry, the company wishes to announce that its Chief Financial Officer, Cameron Shippit, has voluntarily stepped down from this role, effective immediately. Mr. Shippit, a co-founder of RESAAS, will remain with the company, now providing corporate finance assistance, an area in which Mr. Shippit has extensive experience. Prior to RESAAS, Mr. Shippit worked as a registered Investment Advisor and in the corporate finance industry for a combined period of 18 years.

With his comprehensive accounting background, RESAAS’ Director of Finance, Christopher Wong MBA, CPA, CMA, will assume the role of Acting-CFO in the interim.

The company also announces the departure of Mr. Cory Brandolini from an executive position, and thanks him for his service. Mr. Brandolini is a founding member of RESAAS, and the company wishes him well in his future endeavours.

RRSP Contributions

At the end of February, RESAAS issued RRSP contributions to long-term members of staff by way of stock, part of the company’s ongoing recruitment and retention policy. RESAAS is committed to incentivising and rewarding its team, and places significant emphasis on tenure-focused compensation. It also issued employee stock options to recent management hires and Directors of the Board, again to help RESAAS stay competitive in the technology recruitment and retention landscape in Vancouver. The RRSP contributions were made prior to the filing of a material change report in respect of these contributions in order for RESAAS’ management to ensure their occurrence prior to the deadline for such RRSP contributions.

Form 15F Filing

After a consideration of the costs associated with reporting obligations imposed on it under U.S. securities law, the Company’s Board has voluntarily chosen to remove itself from the U.S. reporting regime in order to reduce compliance costs, and intends to file a Form 15F with the SEC.

The company remains listed on the OTCQX in the United States where it is DTC Eligible, and remains listed in Canada on the Canadian Securities Exchange (CSE). All company filings continue to be available on www.sedar.com.

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About RESAAS Services Inc.

RESAAS is a cloud-based social business platform built for the real estate services industry RESAAS brings proprietary real-time technology into the business of real estate and transforms how real estate listing data flows between real estate agents, brokers, associations and MLSs.

Visit www.resaas.com.

On Behalf of RESAAS

Danielle Sissons

VP Operations

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: danielle.sissons@resaas.com

Investor Relations

Email: investors@resaas.com

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